UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 29, 2023, Magic Empire Global Limited (the “Company” or “MEGL”) announced that the following proposed resolution submitted for shareholder approval has been duly adopted at its annual general meeting (the “Meeting”) of shareholders held at 3:00 pm., Hong Kong time on November 29, 2023, at the Company’s office at 3/F, 8 Wyndham Street, Central, Hong Kong:

●	By a resolution of members, to amend and restate the Company’s Memorandum and Articles of Association by adopting the Second Amended and Restated Memorandum and Articles of Association to create a new class of shares in the Company, such that the Company is authorized to issue a maximum number of 300,000,000 Ordinary Shares with a par value of US$0.0001 each and 300,000,000 Non-voting Ordinary Shares with a par value of US$0.0001 each, and to allow notice to be sent to a shareholder by publishing that notice and document on a website.

The Company hereby submits this current report on Form 6-K to furnish the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in exhibit 3.1 hereto. For more details, please refer to exhibit to this current report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Magic Empire Global Limited

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: December 7, 2023	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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